EXHIBIT 99.1

Volvo Construction Equipment Sells LB Smith Tallahassee (Florida) Dealership to Flagler

GOTEBORG, Sweden, Dec. 6, 2004 (PRIMEZONE) -- Volvo Construction Equipment (Volvo CE) has sold its LB Smith dealership operation in Tallahassee, Florida, to Flagler Construction Equipment LLC (Flagler), Maitland, Florida, USA.

The appointment of Flagler as Volvo CE's authorized dealer in Tallahassee is effective December 3, 2004.

Flagler became a Volvo CE dealer in April of 2004 with its acquisition of the LB Smith dealership territory of Florida that included branch facilities in Orlando, Ft. Myers, Jacksonville, Ft. Lauderdale, and Tampa.

Volvo CE purchased the assets associated with the Volvo construction equipment business of LB Smith, Inc., its distributor for a majority of the East Coast of the United States, in May 2003. Volvo CE continued the operations of the former dealer at all existing service and sales locations under the name LB Smith while negotiating the sale and divestment of its territories. The initial sale of Florida market areas was the first divestment by Volvo CE of the LB Smith equipment distribution territories.

December 6, 2004

For further information, please contact

 Beatrice Cardon -- Volvo Construction Equipment
 Phone: +322 482 5021 -- Fax: +322 675 1777
 beatrice.cardon@volvo.com

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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